UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Antigenics Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

037032109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Garo H. Armen, Ph.D.

Chairman and Chief Executive Officer

Antigenics Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,267,464	$70.72

*	Estimated solely for purposes of calculating the amount of the filing fee. These option grants cover 1,196,157 shares of the issuer’s Common Stock and have a value of $1.06 per share, calculated using the Black-Scholes method, as of July 16, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $92.64	Filing Party: Antigenics Inc.
Form or Registration No.: 005-60419	Date Filed: June 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2009, in connection with the offer by Antigenics Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, granted under the Company’s 1999 Equity Incentive Plan, as amended for options to be granted under the Company’s 2009 Equity Incentive Plan (the “Offer”). This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 5:00 p.m. U.S. Eastern Daylight Time, on Thursday, July 16, 2009. Pursuant to the Offer, the Company accepted for cancellation options to purchase 1,594,876 shares of common stock tendered by Eligible Participants, representing 89% of the Eligible Options. As a result, on July 16, 2009, we granted Replacement Options to purchase 1,196,157 shares of common stock pursuant to and subject to the terms and conditions of the Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO, as amended. The exercise price of each Replacement Option granted pursuant to the Offer is $1.58 per share, which is the closing price of the Company’s common stock as reported by the NASDAQ Capital Market on July 16, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2009

ANTIGENICS INC.
By:	/s/ Garo H. Armen, Ph.D.
Garo H. Armen, Ph.D. Chairman and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009.*

(a)(1)(B)	Form of Election Form.*

(a)(1)(C)	Form of Notice of Withdrawal Form.*

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.*

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.*

(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.*

(a)(1)(G)	E-Mail/letter to Eligible Participants dated June 17, 2009 from Garo H. Armen, Ph.D.*

(a)(1)(H)	E-Mail dated June 17, 2009 from Antigenics’ stock administration department to Eligible Participants.*

(a)(1)(I)	PowerPoint presentation explaining the Offer to Eligible Participants.*

(a)(1)(J)	Stock Option Exchange Questions and Answers.*

(a)(1)(K)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009 and incorporated herein by reference.

(a)(2)	not applicable.

(a)(3)	not applicable.

(a)(4)	not applicable.

(a)(5)	not applicable.

(b)	not applicable.

(d)(1)	Antigenics Inc. 1999 Equity Incentive Plan, as amended and Form of Stock Option Agreement thereunder, filed as Exhibit 10.2 to Antigenics’ Annual Report on Form 10-K, filed with the SEC on March 16, 2009 and incorporated herein by reference.

(d)(2)	Antigenics Inc. 2009 Equity Incentive Plan as filed as Exhibit A in Antigenics’ definitive proxy filed with the SEC on April 27, 2009 and incorporated herein by reference.

(g)	not applicable.

(h)	not applicable.

*        Previously filed with the Schedule TO filed with the SEC on June 17, 2009.